February 14, 2011

Kevin L Vaughn Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Umami Sustainable Seafood Inc. Item 4.01 Form 8-K Filed February 3, 2011 File No. 0-52401

Dear Mr. Vaughn:

Umami Sustainable Seafood Inc. (the “Company”), is hereby responding to comments issued in a letter addressed to Mr. Daniel G. Zang and dated February 4, 2011 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (the “Form 8-K”) .

The numbered paragraph set forth below corresponds to the numbered paragraphs in the Staff’s Letter.

Form 8-K dated January 11, 2011

Item 4.01.  Registrant's Certifying Accountant

1.	Please amend your Form 8-K to include the required Exhibit 16 letter from your former auditor stating whether they agree with your Item 304 disclosures, or to the extent to which they do not agree.

The Company filed an amended Form 8-K on February 14, 2011 including the Exhibit 16 letter from its former auditors.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (720) 346-3235.

Sincerely,

/s/ Daniel G. Zang
Daniel G. Zang